Exhibit 21

SUBSIDIARIES OF MECHANICS BANCORP

The following is a list of direct and indirect subsidiaries of Mechanics Bancorp as of September 2, 2025, omitting some subsidiaries, which, considered in the aggregate, would not constitute a significant subsidiary:

Subsidiaries of Mechanics Bancorp	Jurisdiction of Incorporation or Organization
Mechanics Bank	CA
HomeStreet Statutory Trust I	DE
HomeStreet Statutory Trust II	DE
HomeStreet Statutory Trust III	DE
HomeStreet Statutory Trust IV	DE

Subsidiaries of Mechanics Bank (and subsidiaries thereof)	Jurisdiction of Incorporation or Organization
MacDonald Auxiliary Corporation	CA
3190 Klose Way, LLC	CA
Mechanics Bank Real Estate Holdings Inc.	CA
Hydrox Properties XXVI, LLC	CA
MacDonald Auxiliary Corporation	CA
Continental Escrow Company	WA
Union Street Holdings LLC	WA
HS Properties Inc.	WA
HomeStreet Foundation	WA
HS Evergreen Corporate Center LLC	WA
16389 Redmond Way LLC	WA